

Prospectus Supplement to Prospectus Dated November 15, 2000

25,000,000 Shares

SOUTHERN COMPANY

Energy to Serve Your World℠

Common Stock

The outstanding shares of common stock of The Southern Company (''Southern'') are, and the shares of common stock offered hereby (''Stock'') will be, listed on the New York Stock Exchange (''NYSE''). The reported last sale price of the common stock on the NYSE on December 6, 2000 was $29.25 per share.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$28.50	$712,500,000
Underwriting discount	$ .92	$ 23,000,000
Proceeds, before expenses, to Southern	$27.58	$689,500,000

The underwriters may also purchase up to an additional 3,750,000 shares of Stock, at the public offering price, less the underwriting discounts, within 30 days from the date of this Prospectus Supplement to cover over-allotments.

The underwriters expect to deliver the shares against payment in New York, New York on December 12, 2000.

Goldman, Sachs & Co.

Banc of America Securities LLC

Lehman Brothers

Merrill Lynch & Co.

Morgan Stanley Dean Witter

UBS Warburg LLC

Prospectus Supplement dated December 6, 2000.

USE OF PROCEEDS

The proceeds from the sale of the Stock will be used by Southern for general corporate purposes, including the investment by Southern in its subsidiaries in the southeastern United States, and to repay a portion of its outstanding short-term debt, which aggregated approximately $1,428,000,000 as of December 6, 2000.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained in the accompanying Prospectus or incorporated herein by reference.

	Year Ended December 31,					Twelve Months Ended September 30, 2000(4)
	1995	1996	1997(1)	1998(2)	1999(3)	(Unaudited)
	(Millions, except per share data and ratios)					
Operating Revenues	$9,180	$10,358	$12,611	$11,403	$11,585	$15,863
Earnings Before Interest, Minority Interests and Income Taxes	$2,669	$ 2,701	$ 2,876	$ 2,733	$ 3,446	$ 3,518
Consolidated Net Income	$1,103	$ 1,127	$ 972	$ 977	$ 1,276	$ 1,323
Earnings per Share of Common Stock	$ 1.66	$ 1.68	$ 1.42	$ 1.40	$ 1.86	$ 2.02
Dividends Paid per Share of Common Stock	$ 1.22	$ 1.26	$ 1.30	$ 1.34	$ 1.34	$ 1.34
Ratio of Earnings to Fixed Charges(5)	3.75	3.68	2.87	2.46	2.74	2.42
Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)(6)	3.13	3.12	2.67	2.38	2.68	2.38

	Capitalization as of September 30, 2000		
	Actual	As Adjusted(7)	
	(Millions, except percentages)		
Common Stock Equity	$ 9,380	$10,656	41.6%
Preferred Stock of Subsidiaries	368	368	1.4
Company or Subsidiary Obligated Mandatorily Redeemable Capital and Preferred Securities	2,320	2,665	10.4
Long-Term Debt	11,947	11,947	46.6
Total, excluding amounts due within one year of $342 million	$24,015	$25,636	100.0%

(1) In 1997, "Earnings Before Interest, Minority Interests and Income Taxes" and "Consolidated Net Income" reflect a non-recurring windfall profit tax of $148,000,000 and $111,000,000, respectively.

(2) In 1998, "Earnings Before Interest, Minority Interests and Income Taxes" and "Consolidated Net Income" reflect non-recurring asset write-downs of $342,000,000 and $221,000,000, respectively.

(3) In 1999, "Earnings Before Interest, Minority Interests and Income Taxes" reflects a non-recurring asset write-down of $69,000,000 and the sale of the South Western Electricity supply business of $266,000,000. "Consolidated Net Income" reflects a non-recurring asset write-down of $69,000,000 and a gain on the sale of the South Western Electricity supply business of $78,000,000.

(4) For the twelve months ended September 30, 2000, "Earnings Before Interest, Minority Interests and Income Taxes" and "Consolidated Net Income" reflect a non-recurring asset write-down of $9,000,000.

(5) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Interest, Minority Interests and Income Taxes" the debt portion of allowance for funds used during

construction; and (ii) "Fixed Charges" consist of "Net Interest Charges" plus the debt portion of allowance for funds used during construction.

(6) In computing this ratio, "Preferred Dividend Requirements" represent the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.

(7) Reflects (i) the $563,000,000 increase in Southern's paid-in-capital related to the initial public offering of common stock of Southern Energy, Inc. ("Southern Energy") in October 2000; (ii) the concurrent issuance by SEI Trust I of $345,000,000 aggregate liquidation amount of 6¼% Convertible Trust Preferred Securities, Series A for the benefit of Southern Energy; and (iii) the issuance of the Stock offered hereby.

RECENT DEVELOPMENTS

On November 27, 2000, Southern announced that its management plans to seek approval from its Board of Directors for a complete spin-off to holders of Southern common stock of its 80.3 percent ownership of Southern Energy to take place on or about April 2, 2001. Completion of the spin-off is subject to numerous conditions and approvals. Reference is made to Southern's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and to Southern's Current Report on Form 8-K dated November 27, 2000 for additional information with respect to the spin-off.

On November 27, 2000 and November 29, 2000, customers of San Diego Gas & Electric Company filed lawsuits in the Superior Court for the County of San Diego. Plaintiffs in each lawsuit seek class action status and allege that certain owners of electric generation facilities in California, including Southern, engaged in various unlawful and anticompetitive acts that served to manipulate and inflate the wholesale prices of electricity in California. While one such lawsuit names Southern as a defendant, it appears that the allegations, as they may relate to subsidiaries of Southern, are directed at the business operations of wholly-owned subsidiaries of Southern Energy. One lawsuit alleges that as a result of the defendants' conduct, customers paid approximately $4 billion more for electricity than they otherwise would have, and seeks an award of treble damages, as well as other injunctive and equitable relief. The other lawsuit alleges similar conduct but does not state any specific monetary damages and seeks an award of treble damages, as well as injunctive and other relief. The final outcome of these lawsuits cannot now be determined.

UNDERWRITING

Southern and the underwriters for the offering named below (the "Underwriters") have entered into an underwriting agreement (the "Underwriting Agreement") with respect to the Stock. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares of Stock indicated in the following table. Goldman, Sachs & Co. is the representative of the Underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	9,000,000
Banc of America Securities LLC	2,250,000
Lehman Brothers Inc.	2,250,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,250,000
Morgan Stanley & Co. Incorporated	4,500,000
UBS Warburg LLC	2,250,000
ABN AMRO Incorporated	250,000
Blaylock & Partners, L.P.	250,000
Cazenove Inc.	250,000
Chase Securities Inc.	250,000
A. G. Edwards & Sons, Inc.	250,000
First Union Securities, Inc.	250,000
Jackson Securities Incorporated	250,000
Edward D. Jones & Co., L.P.	250,000
Raymond James & Associates, Inc.	250,000
The Williams Capital Group, L.P.	250,000
Total	25,000,000

Under the terms of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares of Stock being offered, if any are taken, other than the shares covered by the over-allotment option unless and until this option is exercised.

If the Underwriters sell more shares of Stock than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 3,750,000 shares of Stock from Southern to cover such sales. They may exercise that option for 30 days. If any shares of Stock are purchased pursuant to this option, the Underwriters will severally purchase shares of Stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts to be paid to the Underwriters by Southern. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares of Stock.

	No Exercise	Full Exercise
Per Share	$ .92	$ .92
Total	$23,000,000	$26,450,000

Stock sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover page of this Prospectus Supplement. Any Stock sold by the Underwriters to securities dealers may be sold at a discount of up to $.55 per share of Stock from the initial price to public. Any such securities dealers may resell the Stock purchased from the Underwriters to certain other brokers and dealers at a discount of up to $.10 per share of Stock from the initial price to public. If all the Stock is not sold at the initial price to public, the Underwriters may change the offering price and other selling terms.

Southern has agreed with the Underwriters, during the period of 90 days from the date of the Underwriting Agreement, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any of its common stock or any security convertible into or exchangeable into or exercisable for shares of its common stock, without the prior written consent of Goldman, Sachs & Co. This agreement does not apply to issuances under Southern's employee or director compensation plans or its employee or shareholder investment plans. In addition, the directors and executive officers of Southern and the executive officers of Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company and Savannah Electric and Power Company have agreed that during the 90 day period described above, without the prior written consent of Goldman, Sachs & Co., they will not dispose of or hedge any of the common stock of Southern or any securities convertible into or exchangeable for common stock of Southern. These lock-up agreements are subject to certain limited exceptions and Goldman, Sachs & Co., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

The shares of Stock will be listed on the NYSE under the symbol "SO."

In connection with the offering, the Underwriters may purchase and sell the Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater numbers of shares of Stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Stock while the offering is in progress.

The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Underwriters have repurchased shares of Stock sold by or for the account of that Underwriter in stabilizing or short covering transactions.

These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Stock. As a result, the price of the Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Southern estimates that its expenses in connection with this offering, excluding underwriting discounts, will be approximately $490,000.

Southern has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Certain of the Underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment or commercial banking services to Southern and its affiliates, for which such Underwriters or their affiliates have received or will receive customary fees and commissions.

LEGAL OPINIONS

The legality of the Stock will be passed upon on behalf of Southern by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriters by Dewey Ballantine LLP, New York, New York.

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PROSPECTUS

$1,150,000,000
The Southern Company
Common Stock
Stock Purchase Contracts
Stock Purchase Units
The Southern Company
Southern Company Capital Funding, Inc.
Senior Notes
Junior Subordinated Notes
Stock Purchase Contracts
Stock Purchase Units

Southern Company Capital Trust VI
Southern Company Capital Trust VII
Trust Preferred Securities
Fully And Unconditionally Guaranteed, As Described Herein, By
The Southern Company

Common Stock of The Southern Company is listed on the New York Stock Exchange under the symbol "SO."

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

November 15, 2000

ABOUT THIS PROSPECTUS

This Prospectus is part of a registration statement filed with the Securities and Exchange Commission (the "Commission") using a "shelf" registration process under the Securities Act of 1933, as amended (the "1933 Act"). Under the shelf process, The Southern Company ("Southern") may sell, in one or more transactions,

- common stock (the "Common Stock")

Southern Company Capital Funding, Inc. ("Capital") may sell, in one or more transactions,

- senior notes (the "Senior Notes")
- junior subordinated notes (the "Junior Subordinated Notes"; the Senior Notes and the Junior Subordinated Notes are sometimes referred to herein as the "Debt Securities")

Southern and/or Capital may sell, in one or more transactions,

- stock purchase contracts ("Stock Purchase Contracts")
- stock purchase units (the "Stock Purchase Units")

and Southern Company Capital Trust VI and Southern Company Capital Trust VII (individually, a "Trust" and collectively, the "Trusts") may sell

- trust preferred securities (the "Preferred Securities")

in one or more offerings up to a total dollar amount of $1,150,000,000. The Common Stock, the Debt Securities, the Preferred Securities, the Stock Purchase Contracts and the Stock Purchase Units are referred to herein collectively as the "Securities." This Prospectus provides a general description of those Securities. Each time Southern, Capital or a Trust sells Securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering ("Prospectus Supplement"). The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read this Prospectus and the applicable Prospectus Supplement together with additional information under the heading "Available Information."

AVAILABLE INFORMATION

Southern, Capital and the Trusts have filed with the Commission a combined registration statement on Form S-3 (the "Registration Statement," which term encompasses any amendments thereof and exhibits thereto) under the 1933 Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made.

Southern is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants including Southern that file electronically at http://www.sec.gov. In addition, reports and other material concerning Southern may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which Exchange the common stock of Southern is listed.

No separate financial statements of Capital or any Trust have been included herein. Southern, Capital and the Trusts do not consider that such financial statements would be material to holders of the Securities because each of Capital and each Trust is a special purpose entity, has no operating history or independent operations and is not engaged in and does not propose to engage in any activity other than, in the case of Capital, obtaining financing for Southern and direct and indirect subsidiaries of Southern other than the operating affiliates (as defined below) and, in the case of each Trust, holding as trust assets Junior Subordinated Notes, issuing Trust Securities (as defined below) and engaging in other activities as are necessary, advisable or incidental thereto. See "Southern Company Capital Funding, Inc.," "Description of the Preferred Securities," "Description of the Junior Subordinated Notes," "Description of the Junior Subordinated Notes Guarantees" and "Description of the Preferred Securities Guarantees." In addition, Southern does not expect that Capital or any Trust will file reports, proxy statements and other information under the 1934 Act with the Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents have been filed by Southern with the Commission pursuant to the 1934 Act and are incorporated herein by reference and made a part of this Prospectus:

(a) Southern's Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

(b) Southern's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000; and

(c) Southern's Current Reports on Form 8-K dated February 16, 2000, April 17, 2000, June 7, 2000, June 8, 2000 and September 27, 2000.

All documents filed by Southern with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated herein by reference and made a part of this Prospectus from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Southern will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all documents incorporated herein by reference (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference). Such requests should be directed to Tommy Chisholm, Secretary, The Southern Company, 270 Peachtree Street, N.W., Atlanta, Georgia 30303, telephone: (770) 393-0650.

THE SOUTHERN COMPANY

Southern was incorporated under the laws of Delaware on November 9, 1945. Southern is domesticated under the laws of Georgia and is qualified to do business as a foreign corporation under the laws of Alabama. The principal executive offices of Southern are located at 270 Peachtree Street, N.W., Atlanta, Georgia 30303, and the telephone number is (770) 393-0650.

Southern owns all the outstanding common stock of Alabama Power Company ("ALABAMA"), Georgia Power Company ("GEORGIA"), Gulf Power Company ("GULF"), Mississippi Power Company ("MISSISSIPPI") and Savannah Electric and Power Company ("SAVANNAH") (ALABAMA, GEORGIA, GULF, MISSISSIPPI and SAVANNAH being collectively referred to herein as the "operating affiliates"), each of which is an operating public utility company, and of Southern Company Services, Inc. (the system service company). ALABAMA and GEORGIA each own 50% of the outstanding common stock of Southern Electric Generating Company ("SEGCO"). The operating affiliates supply electric service in the states of Alabama, Georgia, Florida, Mississippi and Georgia, respectively, and SEGCO owns generating units at a large electric generating station which supplies power to ALABAMA and GEORGIA. Southern also owns all the outstanding common stock of Southern Communications Services, Inc. ("Southern LINC"), Southern Nuclear Operating Company, Inc. ("Southern Nuclear") and Southern Company Energy Solutions, Inc. ("Energy Solutions"). Southern LINC provides digital wireless communications services to Southern's integrated Southeast utilities and also markets these services to the public within the Southeast. Southern Nuclear provides services to ALABAMA and GEORGIA's nuclear plants. Energy Solutions develops new business opportunities related to energy products and services.

On April 17, 2000, Southern announced that its board of directors approved an initial public offering of up to 19.9 percent of its subsidiary, Southern Energy, Inc. ("Southern Energy"). Southern also announced that it is planning to spin off to holders of Southern common stock the remaining ownership of Southern Energy within 12 months of the initial public offering. The initial public offering of 19.7 percent of Southern Energy's common stock was completed on October 2, 2000. Southern Energy acquires, develops, builds, owns and operates power production and delivery facilities and provides a broad range of energy-related services to utilities and industrial companies in selected countries around the world. Southern Energy businesses include independent power projects, integrated utilities, distribution companies, and energy trading and marketing businesses outside the southeastern United States.

SOUTHERN COMPANY CAPITAL FUNDING, INC.

Capital was established to obtain financing for Southern and direct and indirect subsidiaries of Southern other than the operating affiliates. Capital does not and will not engage in business activities other than such financing.

Capital was incorporated under the laws of Delaware on January 24, 1997 and is a wholly-owned subsidiary of Southern. The principal executive offices of Capital are located at 1403 Foulk Road, Suite 102, Wilmington, Delaware 19803, and the telephone number is (302) 427-1935.

THE TRUSTS

Each Trust is a statutory business trust created under Delaware law pursuant to the filing of a certificate of trust with the Delaware Secretary of State on September 28, 1998. Each Trust's business is defined in a trust agreement, executed by Capital, as Depositor, and the Delaware Trustee thereunder. This trust agreement of each Trust will be amended and restated in its entirety substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part (the "Trust Agreement"). Each Trust Agreement will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "1939 Act"). Capital will own all of the common securities (the "Common Securities" and, together with the Preferred Securities, the "Trust Securities") of each Trust. The Trust Securities represent undivided beneficial interests in the assets of the respective Trusts. Each Trust exists for the exclusive purposes of (i) issuing its Trust Securities representing undivided beneficial interests in the assets of such Trust,

(ii) investing the gross proceeds of its Trust Securities in a related series of Junior Subordinated Notes, and (iii) engaging in only those other activities necessary, appropriate, convenient or incidental thereto.

Each Trust's business and affairs will be conducted by its trustees, which shall be appointed by Capital as the holder of the Common Securities: two employees of a subsidiary of Southern as Administrative Trustees; Bankers Trust Company as Property Trustee; and Bankers Trust (Delaware) as Delaware Trustee (collectively, the "Securities Trustees"). The Property Trustee of each Trust will act as the indenture trustee with respect to such Trust for purposes of compliance with the provisions of the 1939 Act.

The principal place of business of each Trust shall be at 1403 Foulk Road, Wilmington, Delaware 19803, telephone (302) 427-1935.

Reference is made to the Prospectus Supplement relating to the Preferred Securities of a Trust for further information concerning such Trust.

ACCOUNTING TREATMENT OF TRUSTS

For financial reporting purposes, the Trusts will be treated as subsidiaries of Southern and, accordingly, the accounts of the Trusts will be included in the consolidated financial statements of Southern. The Preferred Securities will be presented as a separate line item in the consolidated balance sheet of Southern, and appropriate disclosures concerning the Preferred Securities, the Preferred Securities Guarantees, the Junior Subordinated Notes and the Junior Subordinated Notes Guarantees (as defined below) will be included in the notes to the consolidated financial statements. For financial reporting purposes, Southern will record distributions payable on the Preferred Securities as an expense.

CERTAIN RATIOS

The following table sets forth the Ratios of Earnings to Fixed Charges and Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis) for the periods indicated.

	Year Ended December 31,					Twelve Months Ended September 30, 2000
	1995	1996	1997	1998	1999	
Ratio of Earnings to Fixed Charges(1)	3.75	3.68	2.87	2.46	2.74	2.42
Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)(2)	3.13	3.12	2.67	2.38	2.68	2.38

(1) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Interest, Minority Interests and Income Taxes" the debt portion of allowance for funds used during construction; and (ii) "Fixed Charges" consist of "Net Interest Charges" plus the debt portion of allowance for funds used during construction.

(2) In computing this ratio, "Preferred Dividend Requirements" represent the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.

USE OF PROCEEDS

Each Trust will invest the proceeds received from the sale of its Trust Securities in Junior Subordinated Notes. Except as may be otherwise described in an applicable Prospectus Supplement, the net proceeds received by Southern from such investment and any proceeds received from the sale of Common Stock, Senior Notes, Stock Purchase Contracts or Stock Purchase Units or other sales of Junior Subordinated Notes will be used to pay scheduled maturities and/or refundings of its securities, to repay short-term indebtedness to the extent outstanding and for other general corporate purposes.

DESCRIPTION OF THE COMMON STOCK

The authorized capital stock of Southern currently consists of 1,000,000,000 shares of common stock, par value $5 per share. As of October 31, 2000, there were 700,622,308 shares of common stock issued and 650,878,248 shares of common stock outstanding.

All shares of common stock of Southern participate equally with respect to dividends and rank equally upon liquidation. Each holder is entitled to one vote for each share held and to cumulative voting at elections of directors. The vote of two-thirds of the outstanding common stock is required to authorize or create preferred stock or to effect certain changes in charter provisions affecting the common stock. No stockholder is entitled to preemptive rights.

The shares of Common Stock offered hereby will be fully paid and nonassessable by Southern.

The income of Southern is derived mainly from equity in earnings of its operating affiliates. At September 30, 2000, $2,005,304,000 of consolidated retained earnings, of a total of $4,777,956,000 at that date, was restricted against the payment by the operating affiliates of cash dividends on common stock under terms of bond indentures or charters. Southern's investment in subsidiary companies is maintained on the equity method of accounting; however, under the applicable accounting requirements of the Commission, cash dividends are limited to Southern's retained earnings computed on the cost method of accounting ($1,149,840,000 at September 30, 2000). The equity in undistributed earnings of subsidiary companies, except for the $2,005,304,000 restricted under the terms of bond indentures or charters, will become available for payment of cash dividends by Southern as such amounts are paid to Southern by the subsidiary companies.

Certain business combination transactions, including mergers, sales of assets or securities having a fair market value of $100,000,000 or more, liquidations, dissolutions, reclassifications or recapitalizations, between Southern or any of its subsidiaries and any beneficial owner of more than 5% of the outstanding voting stock of Southern or any affiliate of such owner must be approved by the holders of at least 75% of the outstanding voting stock and a majority of the outstanding voting stock held by persons other than such beneficial owner, unless approved by a majority of the "Disinterested Directors" (generally directors not affiliated with such beneficial owner) or certain minimum price and procedural requirements are met. These provisions may have the effect of delaying, deferring or preventing a change in control of Southern.

The transfer agent and registrar for the common stock is Southern Company Services, Inc., Atlanta, Georgia.

Dividends and Price Range

The table below sets forth, for the periods indicated, the high and low sales prices of Southern's common stock as reported by The Wall Street Journal as NYSE-Composite Transactions.

Year	High	Low	By Quarters		High	Low
1995	25	$19\frac{3}{8}$	1998			
1996	$25\frac{7}{8}$	$21\frac{1}{8}$		First Quarter	$28\frac{11}{16}$	$23\frac{15}{16}$
1997	$26\frac{1}{4}$	$19\frac{7}{8}$		Second Quarter	29	$25\frac{1}{16}$
1998	$31\frac{9}{16}$	$23\frac{15}{16}$		Third Quarter	$29\frac{13}{16}$	$25\frac{1}{4}$
1999	$29\frac{5}{8}$	$22\frac{1}{16}$		Fourth Quarter	$31\frac{9}{16}$	$27\frac{3}{16}$
			1999			
			First Quarter	$29\frac{5}{8}$	$23\frac{1}{4}$
			Second Quarter	$29\frac{3}{16}$	$22\frac{3}{4}$
			Third Quarter	28	25
			Fourth Quarter	$27\frac{1}{8}$	$22\frac{1}{16}$
			2000			
			First Quarter	$25\frac{7}{8}$	$20\frac{3}{8}$
			Second Quarter	$27\frac{7}{8}$	$21\frac{11}{16}$
			Third Quarter	35	$23\frac{13}{32}$
			Fourth Quarter (through November 14, 2000)	$32\frac{7}{16}$	$27\frac{1}{2}$

The last sale price of the common stock on November 14, 2000, as reported by The Wall Street Journal, was $28³/₁₆ per share. The consolidated book value per share of Southern's common stock at September 30, 2000 was $14.42.

Dividends have been paid on the common stock without interruption since 1949 when Southern was organized. The following table sets forth the dividends paid during the period 1995 through the third quarter of 2000. Future dividends will depend on future earnings, the financial condition of Southern and the operating affiliates and other factors.

Period	Common Dividends Per Share	Period		Common Dividends Per Share
1995	1.22	1998	(first quarter)	$.335
			(second quarter)	.335
1996	1.26		(third quarter)	.335
			(fourth quarter)	.335
		1999	(first quarter)	.335
1997	1.30		(second quarter)	.335
			(third quarter)	.335
			(fourth quarter)	.335
1998	1.34	2000	(first quarter)	.335
			(second quarter)	.335
1999	1.34		(third quarter)	.335

Southern has an investment plan pursuant to which registered owners of shares of Southern's common stock may purchase additional shares by having dividends automatically reinvested, or by making supplemental optional cash purchases (not more than $150,000 per year), or both. For information concerning the Southern Investment Plan, write SCS Stockholder Services, P.O. Box 54250, Atlanta, Georgia 30308-0250.

DESCRIPTION OF THE SENIOR NOTES

Set forth below is a description of the general terms of the Senior Notes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Senior Note Indenture to be entered into among Southern, Capital and the trustee named in the applicable Prospectus Supplement, as trustee (the "Senior Note Indenture Trustee"), as to be supplemented by a supplemental indenture thereto establishing the Senior Notes of each series (the Senior Note Indenture, as so supplemented, is hereinafter referred to as the "Senior Note Indenture"), the forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The terms of the Senior Notes will include those stated in the Senior Note Indenture and those made a part of the Senior Note Indenture by reference to the 1939 Act. Certain capitalized terms used herein are defined in the Senior Note Indenture.

General

The Senior Notes will be issued as unsecured senior debt securities under the Senior Note Indenture and will rank *pari passu* with all other unsecured and unsubordinated debt of Capital. The Senior Notes will be effectively subordinated to all secured debt of Capital. At September 30, 2000, Capital had no outstanding secured debt. The Senior Note Indenture does not limit the aggregate principal amount of Senior Notes that may be issued thereunder and provides that Senior Notes may be issued from time to time in one or more series pursuant to an indenture supplemental to the Senior Note Indenture.

Reference is made to the Prospectus Supplement that will accompany this Prospectus for the following terms of the series of Senior Notes being offered thereby: (i) the title of such Senior Notes; (ii) any limit on the aggregate principal amount of such Senior Notes; (iii) the date or dates on which the principal of such Senior Notes is payable; (iv) the rate or rates at which such Senior Notes shall bear interest, if any, or any method by which such rate or rates will be determined, the date or dates from which such interest will accrue, the interest payment dates on which such interest shall be payable, and the regular record date for the interest payable on any interest payment date; (v) the place or places where the principal of (and premium, if any) and interest, if any, on such Senior Notes shall be payable; (vi) the period or periods within which, the price or prices at which and the terms and conditions on which such Senior Notes may be redeemed, in whole or in part, at the option of Capital; (vii) the obligation, if any, of Capital to redeem or purchase such Senior Notes; (viii) the date or dates, if any, after which such Senior Notes may be converted or exchanged at the option of the holder into or for shares of Common Stock of Southern and the terms for any such conversion or exchange; (ix) the denominations in which such Senior Notes shall be issuable; (x) if other than the principal amount thereof, the portion of the principal amount of such Senior Notes which shall be payable upon declaration of acceleration of the maturity thereof; (xi) any deletions from, modifications of or additions to the Events of Default or covenants of Capital as provided in the Senior Note Indenture pertaining to such Senior Notes; (xii) whether such Senior Notes shall be issued in whole or in part in the form of a Global Security; and (xiii) any other terms of such Senior Notes.

The Senior Note Indenture does not contain provisions that afford holders of Senior Notes protection in the event of a highly leveraged transaction involving Southern or Capital.

Senior Notes Guarantee

Pursuant to the Senior Note Indenture, Southern will irrevocably and unconditionally guarantee (each, a "Senior Notes Guarantee") the Senior Notes as described under "Description of the Senior Notes Guarantees."

Events of Default

The Senior Note Indenture provides that any one or more of the following described events with respect to the Senior Notes of any series, which has occurred and is continuing, constitutes an "Event of Default" with respect to the Senior Notes of such series:

(a) failure for 10 days to pay interest on the Senior Notes of such series, when due on an Interest Payment Date other than at maturity or upon earlier redemption; or

(b) failure to pay principal or premium, if any, or interest on the Senior Notes of such series when due at maturity or upon earlier redemption; or

(c) failure for three Business Days to deposit any sinking fund payment when due by the terms of a Senior Note of such series; or

(d) failure to observe or perform any other covenant or warranty in the Senior Note Indenture (other than a covenant or warranty which has expressly been included therein solely for the benefit of one or more series of Senior Notes other than such series) for 90 days after written notice to Southern and Capital from the Senior Note Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Senior Notes of such series; or

(e) certain events of bankruptcy, insolvency, or reorganization of Southern or Capital; or

(f) the Senior Notes Guarantee shall be held in a judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect.

The holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Indenture Trustee with respect to the Senior Notes of such series. If a Senior Note Indenture Event of Default occurs and is continuing with respect to the Senior Notes of any series, then the Senior Note Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Senior Notes of such series may declare the principal amount thereof due and payable immediately by notice in writing to Southern and Capital (and to the Senior Note Indenture Trustee if given by the holders), and upon any such declaration such principal amount shall become immediately due and payable. At any time after such a declaration of acceleration with respect to the Senior Notes of any series has been made and before a judgment or decree for payment of the money due has been obtained as provided in Article Five of the Senior Note Indenture, the holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of such series may rescind and annul such declaration and its consequences if the default has been cured or waived and Southern or Capital has paid or deposited with the Senior Note Indenture Trustee a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration and all sums paid or advanced by the Senior Note Indenture Trustee, including reasonable compensation and expenses of the Senior Note Indenture Trustee.

The holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of any series may, on behalf of the holders of all the Senior Notes of such series, waive any past default with respect to such series, except (i) a default in the payment of principal or interest or (ii) a default in respect of a covenant or provision which under Article Nine of the Senior Note Indenture cannot be modified or amended thereunder without the consent of the holder of each outstanding Senior Note of such series affected thereby.

Registration and Transfer

Capital shall not be required to (i) issue, register the transfer of or exchange Senior Notes of any series during a period of 15 days immediately preceding the date notice is given identifying the Senior Notes of such series called for redemption, or (ii) register the transfer of or exchange any Senior Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Senior Note being redeemed in part.

Payment and Paying Agent

Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of any Senior Notes will be made only against surrender to the Paying Agent of such Senior Notes. Principal of and interest on Senior Notes will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as Capital may designate from time to time, except that, at the option of Capital, payment of any interest may be made by wire transfer or by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register with respect to the Senior Notes. Payment of interest on Senior Notes on any interest payment date will be made to the person in whose name the Senior Notes (or predecessor security) are registered at the close of business on the Record Date for such interest payment (the fifteenth calendar day before such interest payment date).

Unless otherwise indicated in an applicable Prospectus Supplement, the Senior Indenture Trustee will act as Paying Agent with respect to the Senior Notes. Capital may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts.

All moneys paid by Capital to a Paying Agent for the payment of the principal of or interest on the Senior Notes of any series which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to Capital, and the holder of such Senior Notes will thereafter look only to Capital for payment thereof.

Modification

The Senior Note Indenture contains provisions permitting Capital, Southern and the Senior Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Senior Notes of each series affected thereby, to modify the Senior Note Indenture or the rights of the holders of the Senior Note of such series; provided, that no such modification may, without the consent of the holder of each outstanding Senior Note affected thereby, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Senior Note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the method of calculating the rate of interest thereon, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date), or (ii) reduce the percentage of principal amount of the outstanding Senior Notes of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Senior Note Indenture or certain defaults thereunder and their consequences) provided for in the Senior Note Indenture, or (iii) modify any of the provisions of the

Senior Note Indenture relating to supplemental indentures, waiver of past defaults, or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Senior Note Indenture cannot be modified or waived without the consent of the holder of each outstanding Senior Note affected thereby.

In addition, Capital, Southern and the Senior Note Indenture Trustee may execute, without the consent of any holders of Senior Notes, any supplemental indenture for certain other usual purposes, including the creation of any new series of senior notes.

Consolidation, Merger and Sale

Neither Southern nor Capital shall consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (1) such other corporation or person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and such other corporation or person expressly assumes, by supplemental indenture executed and delivered to the Senior Note Indenture Trustee, the payment of the principal of (and premium, if any) and interest on all the Senior Notes and the performance of every covenant of the Senior Note Indenture on the part of Southern or Capital, as the case may be, to be performed or observed; (2) immediately after giving effect to such transactions, no Senior Note Indenture Event of Default, and no event which, after notice or lapse of time or both, would become a Senior Note Indenture Event of Default, shall have happened and be continuing; and (3) Southern or Capital, as the case may be, has delivered to the Senior Note Indenture Trustee an officers' certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Senior Note Indenture governing consolidation, merger, conveyance, transfer or lease and that all conditions precedent thereto have been complied with.

Information Concerning the Senior Note Indenture Trustee

The Senior Note Indenture Trustee, prior to a Senior Note Indenture Event of Default with respect to Senior Notes of any series, undertakes to perform, with respect to Senior Notes of such series, only such duties as are specifically set forth in the Senior Note Indenture and, in case a Senior Note Indenture Event of Default with respect to Senior Notes of any series has occurred and is continuing, shall exercise, with respect to Senior Notes of such series, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Senior Note Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Senior Note Indenture at the request of any holder of Senior Notes of any series, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Senior Note Indenture Trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the Senior Note Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Governing Law

The Senior Note Indenture and the Senior Notes will be governed by, and construed in accordance with, the internal laws of the State of New York.

Miscellaneous

Each of Southern and Capital will have the right at all times to assign any of its rights or obligations under the Senior Note Indenture to a direct or indirect wholly-owned subsidiary of Southern; provided, that, in the event of any such assignment, Southern or Capital, as the case may be, will remain primarily liable for all such obligations. Subject to the foregoing, the Senior Note Indenture will be binding upon and inure to the benefit of the parties thereto and their respective successors and assigns.

DESCRIPTION OF THE SENIOR NOTES GUARANTEES

Pursuant to the Senior Note Indenture, Southern will irrevocably and unconditionally guarantee the due and punctual payment of principal, premium, if any, and interest on the Senior Notes when and as the same shall become due and payable. Each Senior Notes Guarantee will constitute an unsecured and unsubordinated obligation of Southern and will rank *pari passu* with all other unsecured and unsubordinated debt that may be issued by Southern. The Senior Notes Guarantees will be effectively subordinated to all secured debt of Southern. As of September 30, 2000, Southern had no secured debt. Since Southern is a holding company, the right of Southern and, hence, the right of creditors of Southern (including holders of Senior Notes) to participate in any distribution of the assets of any subsidiary of Southern, whether upon liquidation, reorganization or otherwise, is subject to prior claims of creditors of each such subsidiary.

DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES

Set forth below is a description of the general terms of the Junior Subordinated Notes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Subordinated Note Indenture, dated as of June 1, 1997, among Southern, Capital and Bankers Trust Company, as trustee (the "Subordinated Note Indenture Trustee"), as to be supplemented by a supplemental indenture thereto establishing the Junior Subordinated Notes of each series (the Subordinated Note Indenture, as so supplemented, is hereinafter referred to as the "Subordinated Note Indenture"), the forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The terms of the Junior Subordinated Notes will include those stated in the Subordinated Note Indenture and those made a part of the Subordinated Note Indenture by reference to the 1939 Act. Certain capitalized terms used herein are defined in the Subordinated Note Indenture.

General

The Junior Subordinated Notes will be issued as unsecured junior subordinated debt securities under the Subordinated Note Indenture. The Subordinated Note Indenture does not limit the aggregate principal amount of Junior Subordinated Notes that may be issued thereunder and provides that Junior Subordinated Notes may be issued from time to time in one or more series pursuant to an indenture supplemental to the Subordinated Note Indenture.

Reference is made to the Prospectus Supplement that will accompany this Prospectus for the following terms of the series of Junior Subordinated Notes being offered thereby: (i) the title of such Junior Subordinated Notes; (ii) any limit on the aggregate principal amount of such Junior Subordinated Notes; (iii) the date or dates on which the principal of such Junior Subordinated Notes is payable; (iv) the rate or rates at which such Junior Subordinated Notes shall bear interest, if any, or any method by which such rate or rates will be determined, the date or dates from which such interest will accrue, the interest payment dates on which such interest shall be payable, and the regular record date for the interest payable on any interest payment date; (v) the place or places where the principal of (and premium, if any) and interest, if any, on such Junior Subordinated Notes shall be payable; (vi) the period or periods within which, the price or prices at which and the terms and conditions on which such Junior Subordinated Notes may be redeemed, in whole or in part, at the option of the Company; (vii) the obligation, if any, of Capital to redeem or purchase such Junior Subordinated Notes; (viii) the date or dates, if any, after which such Junior Subordinated Notes may be converted or exchanged at the option of the holder into or for shares of Common Stock of Southern and the terms for any such conversion or exchange; (ix) the denominations in which such Junior Subordinated Notes shall be issuable; (x) if other than the principal amount thereof, the portion of the principal amount of such Junior Subordinated Notes which shall be payable upon declaration of acceleration of the maturity thereof; (xi) any deletions from, modifications of or additions to the Subordinated Note Indenture Events of Default or covenants of Capital or Southern as provided in the Subordinated Note Indenture pertaining to such Junior Subordinated Notes; (xii) whether such Junior Subordinated Notes shall be issued in whole or in part in the form of a Global Security; (xiii) the right, if any, of Capital to extend the interest payment periods of such Junior Subordinated Notes; and (xiv) any other terms of such Junior Subordinated Notes. The terms of each series of Junior Subordinated Notes issued to a Trust will correspond to those of the related Preferred Securities of such Trust as described in the Prospectus Supplement relating to such Preferred Securities.

The Subordinated Note Indenture does not contain provisions that afford holders of Junior Subordinated Notes protection in the event of a highly leveraged transaction involving Southern or Capital.

Subordination

The Junior Subordinated Notes are subordinated and junior in right of payment to all Senior Indebtedness (as defined below) of Capital. No payment of principal of (including redemption payments, if any), or premium, if any, or interest on (including Additional Interest (as defined herein)) the Junior Subordinated Notes may be made if (a) any Senior Indebtedness is not paid when due and any applicable grace period with respect to such default has ended with such default not being cured or waived or otherwise ceasing to exist, or (b) the maturity of any Senior Indebtedness has been accelerated because of a default, or (c) notice has been given of the exercise of an option to require repayment, mandatory payment or prepayment or otherwise. Upon any payment or distribution of assets of Capital to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshalling of assets or liabilities, or any bankruptcy, insolvency or similar proceedings of Capital, the holders of Senior Indebtedness shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Indebtedness before the holders of the Junior Subordinated Notes are entitled to receive or retain any payment or distribution. Subject to the prior payment of all Senior Indebtedness, the rights of the holders of the Junior Subordinated Notes will be subrogated to the rights of the holders of Senior Indebtedness to receive payments and distributions applicable to such Senior Indebtedness until all amounts owing on the Junior Subordinated Notes are paid in full.

The term "Senior Indebtedness" means, with respect to any person, (i) any payment due in respect of indebtedness of such person, whether outstanding at the date of execution of the Subordinated Note Indenture or thereafter incurred, created or assumed, (a) in respect of money borrowed (including any financial derivative, hedging or futures contract or similar instrument) and (b) evidenced by securities, debentures, bonds, notes or other similar instruments issued by such person that, by their terms, are senior or senior subordinated debt securities including, without limitation, all obligations under its indentures with various trustees; (ii) all capital lease obligations; (iii) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations of such person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business and long-term purchase obligations); (iv) all obligations for the reimbursement of any letter of credit, banker's acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons the payment of which such person is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons secured by any lien on any property or asset of such person (whether or not such obligation is assumed by such person), except for (1) any such indebtedness that is by its terms subordinated to or *pari passu* with the Junior Subordinated Notes and (2) any unsecured indebtedness between or among such person or its affiliates. Such Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions contained in the Subordinated Note Indenture irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.

Additional Interest

"Additional Interest" is defined in the Subordinated Note Indenture as (i) such additional amounts as may be required so that the net amounts received and retained by a holder of Junior Subordinated Notes (if the holder is a Trust) after paying taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States or any other taxing authority will not be less than the amounts the holder would have received had no such taxes, duties, assessments, or other governmental charges been imposed; and (ii) any interest due and not paid on an interest payment date, together with interest thereon from such interest payment date to the date of payment, compounded quarterly, on each interest payment date.

Junior Subordinated Notes Guarantee

Pursuant to the Subordinated Note Indenture, Southern will irrevocably and unconditionally guarantee (each, a "Junior Subordinated Notes Guarantee") the Junior Subordinated Notes as described under "Description of the Junior Subordinated Notes Guarantees."

Certain Covenants

Southern and Capital each covenants in the Subordinated Note Indenture, for the benefit of the holders of each series of Junior Subordinated Notes, that, (i) if at such time Capital shall have given notice of its election to extend an interest payment period for such series of Junior Subordinated Notes and such extension shall be continuing, (ii) if at such time Southern shall be in default with respect to its payment or other obligations under (A) the Preferred Securities Guarantee with respect to the Trust Securities, if any, related to such series of Junior Subordinated Notes or (B) the Junior Subordinated Notes Guarantee, if any, related to such series of Junior Subordinated Notes, or (iii) if at such time a Subordinated Note Indenture Event of Default with respect to such series of Junior Subordinated Notes shall have occurred and be continuing, (a) neither Southern nor Capital shall declare or pay any dividend or make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock, and (b) neither Southern nor Capital shall make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by it which rank *pari passu* with or junior to the Junior Subordinated Notes or the Junior Subordinated Notes Guarantee. None of the foregoing, however, shall restrict (i) any of the actions described in the preceding sentence resulting from any reclassification of Southern's or Capital's capital stock or the exchange or conversion of one class or series of Southern's or Capital's capital stock for another class or series of Southern's or Capital's capital stock, (ii) the purchase of fractional interests in shares of Southern's or Capital's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (iii) dividends, payments or distributions payable in shares of capital stock, (iv) redemptions, purchases or other acquisitions of shares of capital stock in connection with any employment contract, incentive plan, benefit plan or other similar arrangement of Southern or any of its subsidiaries or in connection with a dividend reinvestment or stock purchase plan, or (v) any declaration of a dividend in connection with implementation of any stockholders' rights plan, or the issuance of rights, stock or other property under any such plan, or the redemption, repurchase or other acquisition of any such rights pursuant thereto.

The Subordinated Note Indenture further provides that, for so long as the Trust Securities of any Trust remain outstanding, Capital covenants (i) to directly or indirectly maintain 100% ownership of the Common Securities of such Trust; provided, however, that any permitted successor of Capital or Southern under the Subordinated Note Indenture may succeed to Capital's ownership of such Common Securities, and (ii) to use its reasonable efforts to cause such Trust (a) to remain a statutory business trust, except in connection with the distribution of Junior Subordinated Notes to the holders of Trust Securities in liquidation of such Trust, the redemption of all of the Trust Securities of such Trust, or certain mergers, consolidations or amalgamations, each as permitted by the related Trust Agreement, and (b) to otherwise continue to be classified as a grantor trust for United States federal income tax purposes.

Events of Default

The Subordinated Note Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Notes of any series, which has occurred and is continuing, constitutes an "Event of Default" with respect to the Junior Subordinated Notes of such series:

(a) failure for 10 days to pay interest on the Junior Subordinated Notes of such series, including any Additional Interest (as defined in clause (ii) of the definition thereof in the Subordinated Note Indenture) in respect thereof, when due on an Interest Payment Date other than at maturity or upon earlier redemption; provided, however, that a valid extension of the interest payment period by Capital shall not constitute a default in the payment of interest for this purpose; or

(b) failure for 10 days to pay Additional Interest (as defined in clause (i) of the definition thereof in the Subordinated Note Indenture); or

(c) failure to pay principal or premium, if any, or interest, including Additional Interest (as defined in clause (ii) of the definition thereof in the Subordinated Note Indenture), on the Junior Subordinated Notes of such series when due at maturity or upon earlier redemption; or

(d) failure for three Business Days to deposit any sinking fund payment when due by the terms of a Junior Subordinated Note of such series; or

(e) failure to observe or perform any other covenant or warranty in the Subordinated Note Indenture (other than a covenant or warranty which has expressly been included therein solely for the benefit of one or more series of Junior Subordinated Notes other than such series) for 90 days after written notice to Southern and Capital from the Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Junior Subordinated Notes of such series; or

(f) certain events of bankruptcy, insolvency, or reorganization of Southern or Capital; or

(g) the Junior Subordinated Notes Guarantee shall be held in a judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect.

The holders of not less than a majority in aggregate outstanding principal amount of the Junior Subordinated Notes of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee with respect to the Junior Subordinated Notes of such series. If a Subordinated Note Indenture Event of Default occurs and is continuing with respect to the Junior Subordinated Notes of any series, then the Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Notes of such series may declare the principal amount thereof due and payable immediately by notice in writing to Southern and Capital (and to the Indenture Trustee if given by the holders), and upon any such declaration such principal amount shall become immediately due and payable. At any time after such a declaration of acceleration with respect to the Junior Subordinated Notes of any series has been made and before a judgment or decree for payment of the money due has been obtained as provided in Article Five of the Subordinated Note Indenture, the holders of not less than a majority in aggregate outstanding principal amount of the Junior Subordinated Notes of such series may rescind and annul such declaration and its consequences if the default has been cured or waived and Southern or Capital has paid or deposited with the Indenture Trustee a sum sufficient to pay all matured installments of interest (including any Additional Interest) and principal due otherwise than by acceleration and all sums paid or advanced by the Indenture Trustee, including reasonable compensation and expenses of the Indenture Trustee.

A holder of Preferred Securities may institute a legal proceeding directly against Southern and Capital, without first instituting a legal proceeding against the Property Trustee or any other person or entity, for enforcement of payment to such holder of principal of or interest on the Junior Subordinated Notes of the related series having a principal amount equal to the aggregate stated liquidation amount of the Preferred Securities of such holder on or after the due dates specified in the Junior Subordinated Notes of such series.

The holders of not less than a majority in aggregate outstanding principal amount of the Junior Subordinated Notes of any series may, on behalf of the holders of all the Junior Subordinated Notes of such series, waive any past default with respect to such series, except (i) a default in the payment of principal or interest or (ii) a default in respect of a covenant or provision which under Article Nine of the Subordinated Note Indenture cannot be modified or amended thereunder without the consent of the holder of each outstanding Junior Subordinated Note of such series affected thereby.

Registration and Transfer

Capital shall not be required to (i) issue, register the transfer of or exchange Junior Subordinated Notes of any series during a period of 15 days immediately preceding the date notice is given identifying the Junior Subordinated Notes of such series called for redemption, or (ii) register the transfer of or exchange any Junior

Subordinated Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Junior Subordinated Note being redeemed in part.

Payment and Paying Agent

Payment of principal of any Junior Subordinated Notes will be made only against surrender to the Paying Agent of such Junior Subordinated Notes. Principal of and interest on Junior Subordinated Notes will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as Capital may designate from time to time, except that, at the option of Capital, payment of any interest may be made by wire transfer or by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register with respect to the Junior Subordinated Notes. Payment of interest on Junior Subordinated Notes on any interest payment date will be made to the person in whose name the Junior Subordinated Notes (or predecessor security) are registered at the close of business on the Record Date for such interest payment (the fifteenth calendar day before such interest payment date).

The Subordinated Note Indenture Trustee will act as Paying Agent with respect to the Junior Subordinated Notes. Capital may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts.

All monies paid by Capital to a Paying Agent for the payment of the principal of or interest on the Junior Subordinated Notes of any series which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to Capital, and the holder of such Junior Subordinated Notes will thereafter look only to Capital for payment thereof.

Modification

The Subordinated Note Indenture contains provisions permitting Capital, Southern and the Subordinated Note Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Junior Subordinated Notes of each series affected thereby, to modify the Subordinated Note Indenture or the rights of the holders of the Junior Subordinated Notes of such series; provided, that no such modification may, without the consent of the holder of each outstanding Junior Subordinated Note affected thereby, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Junior Subordinated Note, or reduce the principal amount thereof or the rate of interest (including Additional Interest) thereon or any premium payable upon the redemption thereof, or change the method of calculating the rate of interest thereon, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date), or (ii) reduce the percentage of principal amount of the outstanding Junior Subordinated Notes of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Subordinated Note Indenture or certain defaults thereunder and their consequences) provided for in the Subordinated Note Indenture, or (iii) modify any of the provisions of the Subordinated Note Indenture relating to supplemental indentures, waiver of past defaults, or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Subordinated Note Indenture cannot be modified or waived without the consent of the holder of each outstanding Junior Subordinated Note affected thereby, or (iv) reduce any amount payable under, delay or defer the required time of payment under, or impair the right to institute suit to enforce any payment under the Junior Subordinated Notes Guarantee, or (v) modify the provisions of the Subordinated Note Indenture with respect to the subordination of the Junior Subordinated Notes or the Junior Subordinated Notes Guarantee in a manner adverse to such holder.

In addition, Capital, Southern and the Subordinated Note Indenture Trustee may execute, without the consent of any holders of Junior Subordinated Notes, any supplemental indenture for certain other usual purposes, including the creation of any new series of junior subordinated notes.

Consolidation, Merger and Sale

Neither Southern nor Capital shall consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (1) such other corporation or person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and such other corporation or person expressly assumes, by supplemental indenture executed and delivered to the Subordinated Note Indenture Trustee, the payment of the principal of (and premium, if any) and interest (including Additional Interest) on all the Junior Subordinated Notes and the performance of every covenant of the Subordinated Note Indenture and the Junior Subordinated Notes Guarantee on the part of Southern or Capital, as the case may be, to be performed or observed; (2) immediately after giving effect to such transactions, no Subordinated Note Indenture Event of Default, and no event which, after notice or lapse of time or both, would become a Subordinated Note Indenture Event of Default, shall have happened and be continuing; and (3) Southern or Capital, as the case may be, has delivered to the Subordinated Note Indenture Trustee an officers' certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Subordinated Note Indenture governing consolidation, merger, conveyance, transfer or lease and that all conditions precedent thereto have been complied with.

Information Concerning the Subordinated Note Indenture Trustee

The Subordinated Note Indenture Trustee, prior to a Subordinated Note Indenture Event of Default with respect to Junior Subordinated Notes of any series, undertakes to perform, with respect to Junior Subordinated Notes of such series, only such duties as are specifically set forth in the Subordinated Note Indenture and, in case a Subordinated Note Indenture Event of Default with respect to Junior Subordinated Notes of any series has occurred and is continuing, shall exercise, with respect to Junior Subordinated Notes of such series, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Subordinated Note Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Subordinated Note Indenture at the request of any holder of Junior Subordinated Notes of any series, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Subordinated Note Indenture Trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the Subordinated Note Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Governing Law

The Subordinated Note Indenture and the Junior Subordinated Notes will be governed by, and construed in accordance with, the internal laws of the State of New York.

Miscellaneous

Each of Southern and Capital will have the right at all times to assign any of its rights or obligations under the Subordinated Note Indenture to a direct or indirect wholly-owned subsidiary of Southern; provided, that, in the event of any such assignment, Southern or Capital, as the case may be, will remain primarily liable for all such obligations. Subject to the foregoing, the Subordinated Note Indenture will be binding upon and inure to the benefit of the parties thereto and their respective successors and assigns.

DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES GUARANTEES

Pursuant to the Subordinated Note Indenture, Southern will irrevocably and unconditionally guarantee the due and punctual payment of principal, premium, if any, and interest on the Junior Subordinated Notes when and as the same shall become due and payable, whether at maturity, upon redemption or otherwise. Each Junior Subordinated Notes Guarantee will constitute an unsecured obligation of Southern and will rank subordinate and junior to all Senior Indebtedness that may be issued by Southern. As of September 30, 2000, Senior Indebtedness of Southern aggregated approximately $1,363,000,000. Since Southern is a holding company, the right of Southern and, hence, the right of creditors of Southern (including the holders of the Junior Subordinated Notes) to participate in any distribution of the assets of any subsidiary of Southern, whether upon liquidation, reorganization or otherwise, is subject to prior claims of creditors of each such subsidiary.

DESCRIPTION OF THE PREFERRED SECURITIES

Each Trust may issue only one series of Preferred Securities having terms described in the Prospectus Supplement relating thereto. The Trust Agreement of each Trust will authorize the Administrative Trustees, on behalf of the Trust, to issue the Preferred Securities of such Trust. The Preferred Securities of each Trust will have such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferral or other special rights or such restrictions as shall be set forth in the Trust Agreement of such Trust. Reference is made to the Prospectus Supplement relating to the Preferred Securities of a Trust for specific terms, including (i) the distinctive designation of such Preferred Securities; (ii) the number of Preferred Securities issued by such Trust; (iii) the annual distribution rate (or method of determining such rate) for Preferred Securities of such Trust and the date or dates on which such distributions shall be payable; (iv) whether distributions on such Preferred Securities shall be cumulative and, in the case of Preferred Securities having cumulative distribution rights, the date or dates, or method of determining the date or dates, from which distributions on such Preferred Securities shall be cumulative; (v) the amount or amounts that shall be paid out of the assets of such Trust to the holders of the Preferred Securities of such Trust upon voluntary or involuntary dissolution, winding-up or termination of such Trust; (vi) the obligation, if any, of such Trust to purchase or redeem such Preferred Securities and the price or prices at which, the period or periods within which, and the terms and conditions upon which such Preferred Securities shall be purchased or redeemed, in whole or in part, pursuant to such obligation; (vii) the date or dates, if any, after which such Preferred Securities may be converted or exchanged at the option of the holder into or for shares of Common Stock of Southern or Debt Securities of Capital and the terms for any such conversion or exchange; (viii) the voting rights, if any, of such Preferred Securities in addition to those required by law, including the number of votes per Preferred Security and any requirement for the approval by the holders of Preferred Securities as a condition to specified action or amendments to the Trust Agreement of such Trust; (ix) the rights, if any, to defer distributions on the Preferred Securities by extending the interest payment period on the related Junior Subordinated Notes; and (x) any other relative rights, preferences, privileges, limitations or restrictions of such Preferred Securities not inconsistent with the Trust Agreement of such Trust or applicable law. All Preferred Securities offered hereby will be guaranteed by Southern to the extent set forth under "Description of the Preferred Securities Guarantees." Any material United States federal income tax considerations applicable to an offering of Preferred Securities will be described in the Prospectus Supplement relating thereto.

DESCRIPTION OF THE PREFERRED SECURITIES GUARANTEES

Set forth below is a summary of information concerning the Preferred Securities Guarantees that will be executed and delivered by Southern for the benefit of the holders of Preferred Securities of the respective Trusts from time to time. Each Preferred Securities Guarantee will be qualified as an indenture under the 1939 Act. Bankers Trust Company will act as indenture trustee under each Preferred Securities Guarantee (the "Guarantee Trustee") for purposes of the 1939 Act. The terms of the respective Preferred Securities Guarantees will be those set forth therein and those made part thereof by the 1939 Act. The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Preferred Securities Guarantees, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and the 1939 Act. Each Preferred Securities Guarantee will be held by the Guarantee Trustee for the benefit of holders of the Preferred Securities to which it relates.

General

Pursuant to each Preferred Securities Guarantee, Southern will irrevocably and unconditionally agree, to the extent set forth therein, to pay in full, to the holders of the related Preferred Securities, the Guarantee Payments (as defined herein), to the extent not paid by, or on behalf of, the related Trust, regardless of any defense, right of set-off or counterclaim that Southern may have or assert against any person. The following payments or distributions with respect to the Preferred Securities of any Trust to the extent not paid or made by, or on behalf of, such Trust will be subject to the Preferred Securities Guarantee related thereto (without duplication): (i) any accrued and unpaid distributions required to be paid on the Preferred Securities of such Trust but if and only if and to the extent that such Trust has funds legally and immediately available therefor, (ii) the redemption price, including all accrued and unpaid distributions to the date of redemption (the "Redemption Price"), with respect to any Preferred Securities called for redemption by such Trust, but if and only to the extent such Trust has funds legally and immediately available therefor, and (iii) upon a dissolution, winding-up or termination of such Trust (other than in connection with the distribution of Junior Subordinated Notes to the holders of Trust Securities of such Trust or the redemption of all of the Preferred Securities of such Trust), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on the Preferred Securities of such Trust to the date of payment, to the extent such Trust has funds legally and immediately available therefor, and (b) the amount of assets of such Trust remaining available for distribution to holders of Preferred Securities of such Trust in liquidation of such Trust (the "Guarantee Payments"). Southern's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by Southern to the holders of the related Preferred Securities or by causing the related Trust to pay such amounts to such holders.

Each Preferred Securities Guarantee will be a guarantee of the Guarantee Payments with respect to the related Preferred Securities from the time of issuance of such Preferred Securities, but will not apply to the payment of distributions and other payments on such Preferred Securities when the related Trust does not have sufficient funds legally and immediately available to make such distributions or other payments. **If Capital does not make interest payments on the Junior Subordinated Notes held by the Property Trustee under any Trust, such Trust will not make distributions on its Preferred Securities.**

Subordination

Southern's obligations under each Preferred Securities Guarantee to make the Guarantee Payments will constitute an unsecured obligation of Southern and will rank (i) subordinate and junior in right of payment to all other liabilities of Southern, except those obligations or liabilities made *pari passu* or subordinate by their terms, (ii) *pari passu* with the most senior preferred or preference stock now or hereafter issued by Southern and with any guarantee now or hereafter entered into by Southern in respect of any preferred or preference securities of any affiliate of Southern, and (iii) senior to all common stock of Southern. The terms of the Preferred Securities will provide that each holder of Preferred Securities by acceptance thereof agrees to the subordination provisions and other terms of the Preferred Securities Guarantee related thereto. Southern has outstanding common stock that ranks junior to the Preferred Securities Guarantees.

Each Preferred Securities Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity).

Amendments and Assignment

Except with respect to any changes that do not materially and adversely affect the rights of holders of the related Preferred Securities (in which case no consent will be required), each Preferred Securities Guarantee may be amended only with the prior approval of the holders of not less than 66⅔% in liquidation amount of such outstanding Preferred Securities. The manner of obtaining any such approval of holders of the Preferred Securities will be as set forth in an accompanying Prospectus Supplement. All guarantees and agreements contained in each Preferred Securities Guarantee shall bind the successors, assigns, receivers, trustees and representatives of Southern and shall inure to the benefit of the holders of the related Preferred Securities then outstanding.

Termination

Each Preferred Securities Guarantee will terminate and be of no further force and effect as to the related Preferred Securities upon full payment of the Redemption Price of all such Preferred Securities, upon distribution of Junior Subordinated Notes to the holders of such Preferred Securities, or upon full payment of the amounts payable upon liquidation of the related Trust. Each Preferred Securities Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the related Preferred Securities must restore payment of any sums paid with respect to such Preferred Securities or under such Preferred Securities Guarantee.

Events of Default

An event of default under each Preferred Securities Guarantee will occur upon the failure by Southern to perform any of its payment obligations thereunder. The holders of a majority in liquidation amount of the Preferred Securities to which any Preferred Securities Guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of such Preferred Securities Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under such Preferred Securities Guarantee. Any holder of the related Preferred Securities may institute a legal proceeding directly against Southern to enforce its rights under such Preferred Securities Guarantee without first instituting a legal proceeding against the Guarantee Trustee or any other person or entity. The holders of a majority in liquidation amount of Preferred Securities of any series may, by vote, on behalf of the holders of all the Preferred Securities of such series, waive any past event of default and its consequences.

Information Concerning the Guarantee Trustee

The Guarantee Trustee, prior to the occurrence of any event of default with respect to any Preferred Securities Guarantee and after the curing or waiving of all events of default with respect to such Preferred Securities Guarantee, undertakes to perform only such duties as are specifically set forth in such Preferred Securities Guarantee and, in case an event of default has occurred, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by any Preferred Securities Guarantee at the request of any holder of the related Preferred Securities, unless offered reasonable indemnity against the costs, expenses and liabilities which might be incurred thereby.

Bankers Trust Company, the Guarantee Trustee, also serves as Property Trustee and as Subordinated Note Indenture Trustee. Southern and certain of its subsidiaries maintain deposit accounts and banking relationships with Bankers Trust Company. Bankers Trust Company serves as trustee under other indentures pursuant to which securities of subsidiaries of Southern are outstanding.

Governing Law

Each Preferred Securities Guarantee will be governed by, and construed in accordance with, the internal laws of the State of New York.

The Agreements as to Expenses and Liabilities

Pursuant to an Agreement as to Expenses and Liabilities to be entered into by Southern under each Trust Agreement, Southern will irrevocably and unconditionally guarantee to each person or entity to whom each Trust becomes indebted or liable the full payment of any indebtedness, expenses or liabilities of such Trust, other than obligations of such Trust to pay to the holders of the related Preferred Securities or other similar interests in such Trust the amounts due such holders pursuant to the terms of such Preferred Securities or such other similar interests, as the case may be.

RELATIONSHIP AMONG THE PREFERRED SECURITIES, THE JUNIOR SUBORDINATED NOTES, THE PREFERRED SECURITIES GUARANTEES AND THE JUNIOR SUBORDINATED NOTES GUARANTEES

As long as payments of interest and other payments are made when due on each series of Junior Subordinated Notes issued to a Trust, such payments will be sufficient to cover distributions and payments due on the related Trust Securities of such Trust primarily because (i) the aggregate principal amount of each series of Junior Subordinated Notes will be equal to the sum of the aggregate stated liquidation amount of the related Trust Securities; (ii) the interest rate and interest and other payment dates on each series of Junior Subordinated Notes will match the distribution rate and distribution and other payment dates for the related Preferred Securities; (iii) Southern shall pay for all costs and expenses of each Trust pursuant to the Agreements as to Expenses and Liabilities; and (iv) each Trust Agreement provides that the Securities Trustees thereunder shall not cause or permit the Trust to, among other things, engage in any activity that is not consistent with the purposes of the Trust.

Payments of distributions (to the extent funds therefor are legally and immediately available) and other payments due on the Preferred Securities (to the extent funds therefor are legally and immediately available) will be guaranteed by Southern as and to the extent set forth under "Description of the Preferred Securities Guarantees." If Capital does not make interest payments on any series of Junior Subordinated Notes, it is not expected that the related Trust will have sufficient funds to pay distributions on its Preferred Securities. Each Preferred Securities Guarantee is a guarantee from the time of its issuance, but does not apply to any payment of distributions unless and until the related Trust has sufficient funds legally and immediately available for the payment of such distributions.

If Capital fails to make interest or other payments on any series of Junior Subordinated Notes when due (taking into account any extension period as described in the applicable Prospectus Supplement), the Trust Agreement provides a mechanism whereby the holders of the related Preferred Securities may appoint a substitute Property Trustee. Such holders may also direct the Property Trustee to enforce its rights under the Junior Subordinated Notes of such series and the related Junior Subordinated Notes Guarantee, including proceeding directly against Capital to enforce such Junior Subordinated Notes and against Southern to enforce such Junior Subordinated Notes Guarantee. If the Property Trustee fails to enforce its rights under any series of Junior Subordinated Notes or the related Junior Subordinated Notes Guarantee, to the fullest extent permitted by applicable law, any holder of related Preferred Securities may institute a legal proceeding directly against Capital to enforce the Property Trustee's rights under such series of Junior Subordinated Notes and against Southern to enforce such Junior Subordinated Notes Guarantee without first instituting any legal proceeding against the Property Trustee or any other person or entity. Notwithstanding the foregoing, a holder of Preferred Securities may institute a legal proceeding directly against Southern and Capital, without first instituting a legal proceeding against the Property Trustee or any other person or entity, for enforcement of payment to such holder of principal of or interest on Junior Subordinated Notes of the related series having a principal amount equal to the aggregate stated liquidation amount of the Preferred Securities of such holder on or after the due dates specified in the Junior Subordinated Notes of such series.

If Southern fails to make payments under any Preferred Securities Guarantee, such Preferred Securities Guarantee provides a mechanism whereby the holders of the Preferred Securities to which such Preferred Securities Guarantee relates may direct the Guarantee Trustee to enforce its rights thereunder. In addition, any holder of Preferred Securities may institute a legal proceeding directly against Southern to enforce the Guarantee Trustee's rights under the related Preferred Securities Guarantee without first instituting a legal proceeding against the Guarantee Trustee or any other person or entity.

Together, each Junior Subordinated Notes Guarantee, each Preferred Securities Guarantee, the Subordinated Note Indenture, the Junior Subordinated Notes of the related series, the related Trust Agreement and the related Agreement as to Expenses and Liabilities, as described above, constitute a full and unconditional guarantee by Southern and Capital of the payments due on the related series of Preferred Securities.

Upon any voluntary or involuntary dissolution, winding-up or termination of any Trust, unless Junior Subordinated Notes of the related series are distributed in connection therewith, the holders of Preferred Securities of such Trust will be entitled to receive, out of assets legally available for distribution to holders, a liquidation distribution in cash as described in the applicable Prospectus Supplement. Upon any voluntary or involuntary liquidation or bankruptcy of Capital, the Property Trustee, as holder of the related series of Junior Subordinated Notes, would be a subordinated creditor of Capital, subordinated in right of payment to all Senior Indebtedness, but entitled to receive payment in full of principal and interest, before any stockholders of Capital receive payments or distributions. Because Southern is guarantor under each Preferred Securities Guarantee and each Junior Subordinated Notes Guarantee and has agreed to pay for all costs, expenses and liabilities of each Trust (other than the Trust's obligations to holders of the Preferred Securities) pursuant to the related Agreement as to Expenses and Liabilities, the positions of a holder of Preferred Securities and a holder of Junior Subordinated Notes of the related series relative to other creditors and to stockholders of Southern in the event of liquidation or bankruptcy of Southern would be substantially the same.

A default or event of default under any Senior Indebtedness would not constitute a default or Event of Default under the Subordinated Note Indenture. However, in the event of payment defaults under, or acceleration of, Senior Indebtedness, the subordination provisions of the Junior Subordinated Notes provide that no payments may be made in respect of the Junior Subordinated Notes until such Senior Indebtedness has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Junior Subordinated Notes of any series would constitute an Event of Default under the Subordinated Note Indenture with respect to the Junior Subordinated Notes of such series except that failure to make interest payments on the Junior Subordinated Notes of such series will not be an Event of Default during an extension period as described in the applicable Prospectus Supplement.

DESCRIPTION OF THE STOCK PURCHASE CONTRACTS AND THE STOCK PURCHASE UNITS

Southern or Capital may issue and sell from time to time Stock Purchase Contracts, including contracts obligating holders to purchase from Southern, and Southern to sell to the holders, a specified number of shares of common stock of Southern at a future date or dates. The consideration per share of common stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as a part of units ("Stock Purchase Units") consisting of a Stock Purchase Contract and Debt Securities, Preferred Securities or debt obligations of third parties, including U.S. Treasury securities, securing holders' obligations to purchase the common stock of Southern under the Stock Purchase Contracts. The Stock Purchase Contracts may require Southern or Capital to make periodic payments to the holders of the Stock Purchase Units or vice versa, and such payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Stock Purchase Contracts may be guaranteed (each, a "Stock Purchase Guarantee") by Southern as more fully described under "Description of the Stock Purchase Guarantees."

The applicable Prospectus Supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units. The description in the Prospectus Supplement will summarize the terms and conditions of any Stock Purchase Contracts and Stock Purchase Units, and reference will be made to the Stock Purchase Contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to such Stock Purchase Contracts or Stock Purchase Units.

DESCRIPTION OF THE STOCK PURCHASE GUARANTEES

Pursuant to the documents under which the Stock Purchase Contracts and Stock Purchase Units will be issued, Southern may irrevocably and unconditionally guarantee the due and punctual periodic payments to holders of Stock Purchase Contracts and Stock Purchase Units when and as the same shall become due and payable. Each Stock Purchase Guarantee will constitute an unsecured and unsubordinated obligation of Southern and will rank *pari passu* with all other unsecured and unsubordinated debt that may be issued by

Southern. The Stock Purchase Guarantees will be effectively subordinated to all secured debt of Southern. As of September 30, 2000, Southern had no secured debt. Since Southern is a holding company, the right of Southern and, hence, the right of creditors of Southern (including holders of Stock Purchase Contracts and Stock Purchase Units) to participate in any distribution of the assets of any subsidiary of Southern, whether upon liquidation, reorganization or otherwise, is subject to prior claims of creditors of each such subsidiary.

PLAN OF DISTRIBUTION

Southern may sell the Common Stock, the Stock Purchase Contracts and the Stock Purchase Units, Capital may sell the Debt Securities, the Stock Purchase Contracts and the Stock Purchase Units and the Trusts may sell the Preferred Securities in one or more of the following ways from time to time: (i) to underwriters for resale to the public or to institutional investors; (ii) directly to institutional investors; or (iii) through agents to the public or to institutional investors. The Prospectus Supplement with respect to any Securities will set forth the terms of the offering of such Securities, including the name or names of any underwriters or agents, the purchase price of such Securities and the proceeds to Southern, Capital or the applicable Trust from such sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Securities may be listed.

If underwriters participate in the sale, such Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

If Securities are sold by agents, commissions payable by Southern to such agents will be set forth in a prospectus supplement relating thereto. Unless otherwise indicated in a prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase any series of Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of Securities, if any are purchased.

Underwriters and agents may be entitled under agreements entered into with Southern, Capital and/or the applicable Trust to indemnification against certain civil liabilities, including liabilities under the 1933 Act. Underwriters and agents may engage in transactions with, or perform services for, Southern in the ordinary course of business.

Each series of Senior Notes, Junior Subordinated Notes, Preferred Securities, Stock Purchase Contracts or Stock Purchase Units will be a new issue of securities and will have no established trading market. Any underwriters to whom Senior Notes, Junior Subordinated Notes, Preferred Securities, Stock Purchase Contracts or Stock Purchase Units are sold for public offering and sale may make a market in such Senior Notes, Junior Subordinated Notes, Preferred Securities, Stock Purchase Contracts or Stock Purchase Units, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The Senior Notes, Junior Subordinated Notes, Preferred Securities, Stock Purchase Contracts or Stock Purchase Units may or may not be listed on a national securities exchange.

Underwriters, dealers or agents with respect to an offering of the Securities may include one or more of the following: ABN AMRO Incorporated; Advest, Inc.; Robert W. Baird & Company, Inc.; Banc of America Securities LLC; Banc One Capital Markets, Inc.; BB&T Capital Markets; Bear, Stearns & Co. Inc.; Blaylock & Partners, L.P.; BNY Capital Markets, Inc.; J.C. Bradford & Co.; Chase Securities Inc.; CIBC World Markets Corp.; SG Cowen Securities Corporation; Craigie Incorporated; Credit Suisse First Boston Corporation; Crowell, Wesson & Co.; Dain Rauscher Incorporated; Daiwa Securities America Inc.; Deutsche Bank Securities Inc.; Doley Securities, Inc.; Donaldson, Lufkin & Jenrette, Inc.; A.G. Edwards & Sons, Inc.; EVEREN Securities, Inc.; Fahnestock & Co., Inc.; Fidelity Capital Markets; First Albany Corporation; First Chicago Capital Markets, Inc.; First Union Securities, Inc.; Fleet Securities, Inc.; Gibralter Securities Co.; Goldman, Sachs & Co.; Gruntal & Co., L.L.C.; J.J.B. Hilliard, W.L. Lyons, Inc.; Wayne Hummer Investments, LLC; Jackson Securities Inc.; Janney Montgomery Scott LLC; Edward D. Jones & Co.; Lazard

Frères & Co. LLC; Legg Mason Wood Walker, Incorporated; Lehman Brothers Inc.; McDonald Investments Inc.; McGinn, Smith & Co., Inc.; Merchant Capital, L.L.C.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Mesirow Financial, Inc.; J.P. Morgan Securities Inc.; Morgan Keegan & Company, Inc.; Morgan Stanley & Co., Incorporated; Nomura Securities International, Inc.; The Ohio Company; Olde Discount Corporation; PaineWebber Incorporated; Prudential Securities Incorporated; Pryor, McLendon, Counts & Co., Inc.; Raymond James & Associates, Inc.; Regions Investment Company, Inc.; The Robinson-Humphrey Company, LLC; Roney Capital Markets; L.F. Rothschild and Co. Incorporated; Salomon Smith Barney Inc.; Charles Schwab & Co., Inc.; Scott & Stringfellow, Inc.; Muriel Siebert & Co, Inc.; SouthTrust Securities, Inc.; Southwest Securities, Inc.; Robertson Stephens, Inc.; Sterne, Agee & Leach, Inc.; Stifel, Nicolaus & Company, Incorporated; Stone & Youngberg LLC; SunTrust Equitable Securities Corporation; Sutro & Co. Incorporated; TD Securities (USA) Inc.; Thomson McKinnon Securities Inc.; Trilon Financial Corporation; Tucker Anthony Incorporated; UBS Warburg LLC; U.S. Bancorp Piper Jaffrey Inc.; U.S. Clearing Corp.; Utendahl Capital Partners, L.P.; Wachovia Securities, Inc.; Wheat First Union; and Williams Capital Group, L.P.

LEGAL MATTERS

Certain matters of Delaware law relating to the validity of the Preferred Securities will be passed upon on behalf of Capital and the Trusts by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel to Capital and the Trusts. The validity of the Common Stock, Debt Securities, the Senior Notes Guarantees, the Junior Subordinated Notes Guarantees, the Stock Purchase Contracts, the Stock Purchase Units, the Stock Purchase Guarantees and certain matters relating thereto will be passed upon on behalf of Southern and Capital by Troutman Sanders LLP, Atlanta, Georgia.

EXPERTS

The financial statements and schedules of Southern included in Southern's Annual Report on Form 10-K for the year ended December 31, 1999, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.



No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. You must not rely on any unauthorized information or representations. This Prospectus Supplement and accompanying Prospectus is an offer to sell only the Stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information incorporated by reference or contained in this Prospectus Supplement and accompanying Prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

25,000,000 Shares

SOUTHERN COMPANY

Energy to Serve Your World℠

Common Stock

Goldman, Sachs & Co.

Banc of America Securities LLC

Lehman Brothers

Merrill Lynch & Co.

Morgan Stanley Dean Witter

UBS Warburg LLC